

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

Lauren Silvernail
Chief Financial Officer
Evolus, Inc.
520 Newport Center Drive
Suite 1200
Newport Beach, CA
92660

> **Re: Evolus, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 20, 2019**
> **File No. 001-38381**

Dear Ms. Silvernail:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance